UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Arbutus Biopharma Corporation

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Shares, without par value

(Title of Class of Securities)

03879J100

(CUSIP Number of Class of Securities)

Tuan Nguyen

Chief Financial Officer

Arbutus Biopharma Corporation

701 Veterans Circle

Warminster, Pennsylvania 18974

(267) 469-0914

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steven J. Abrams

Stephen M. Nicolai

Hogan Lovells Cadwalader US LLP

1735 Market St.

Floor 23

Philadelphia, Pennsylvania 19103

(276) 675-4600

Marisa D. Stavenas

John O’Connell

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) by Arbutus Biopharma Corporation, a company organized under the laws of the province of British Columbia (“Arbutus” or the “Company”), on August 24, 2026, as amended by Amendment No. 1 to the Schedule TO, filed with the SEC on September 30, 2026 (as amended, the “Schedule TO”), in connection with the Company’s offer to purchase a number of shares of the Company’s common shares, without par value (the “Shares”), for an aggregate purchase price not exceeding US$230 million, at a purchase price, not less than US$5.00 and not more than US$5.75 per Share, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 2026 (the “Offer to Purchase”), together with the accompanying issuer bid circular (the “Issuer Bid Circular”), and in the related Letter of Transmittal and Notice of Guaranteed Delivery (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Schedule TO, including all exhibits to the Schedule TO, which were previously filed with the Schedule TO or any amendment thereto, is incorporated herein by reference in response to Items 1 through 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment. All capitalized terms used but not specifically defined in this Amendment shall have the meanings given to such terms in the Offer to Purchase and the Issuer Bid Circular. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

“On October 1, 2026, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m. (New York City time) on September 29, 2026. A copy of such press release is filed herewith as Exhibit (a)(5)(iv) to this Schedule TO and is incorporated herein by reference.”

ITEM 12. EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated August 24, 2026, together with the Issuer Bid Circular.*
(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9).*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Frequently Asked Questions for Employees, dated August 24, 2026.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Pre-Commencement Press Release Announcing Intention to Launch Modified Dutch Auction Tender Offer issued by the Company on August 21, 2026 (incorporated herein by reference to the pre-commencement communication of the Company on Schedule TO, filed with the SEC on August 21, 2026).
(a)(5)(ii)	Commencement Press Release Announcing Commencement of the Modified Dutch Auction Tender Offer issued by the Company on August 24, 2026.*
(a)(5)(iii)	Press Release Announcing Preliminary Results of the Modified Dutch Auction Tender Offer issued by the Company on September 30, 2026.*
(a)(5)(iv)	Press Release Announcing Final Results of the Modified Dutch Auction Tender Offer issued by the Company on October 1, 2026.**
(d)(i)	Arbutus Biopharma Corporation 2026 Omnibus Share and Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 27, 2026).
(d)(ii)	Forms of Arbutus Biopharma Corporation Option Agreement for the 2026 Omnibus Share and Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30 2026, filed with the SEC on August 12, 2026).
(d)(iii)	Forms of Arbutus Biopharma Corporation Restricted Stock Agreement for the 2026 Omnibus Share and Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30 2026, filed with the SEC on August 12, 2026).
(d)(iv)	Arbutus Biopharma Corporation 2016 Omnibus Share and Incentive Plan, as supplemented and amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 28, 2024).
(d)(v)	Form of Arbutus Biopharma Corporation Option Agreement for the 2016 Omnibus Share and Incentive Plan (incorporated herein by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the SEC on August 5, 2019).
(d)(vi)	Form of Arbutus Biopharma Corporation Restricted Stock Unit Agreement. (incorporated herein by reference to Exhibit 10.41 of the Company’s Annual Report on Form 10-K for the year end December 31, 2022, filed with the SEC on March 2, 2023).
(d)(vii)	Amended 2011 Omnibus Share Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the SEC on August 4, 2016).
(d)(viii)	Arbutus Biopharma Corporation 2020 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on June 1, 2020).
(d)(ix)	Executive Employment Agreement, dated February 25, 2025, by and between Arbutus Biopharma, Inc. and Lindsay Androski (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on May 14, 2025).
(d)(x)	Executive Employment Agreement, dated March 25, 2025, by and between Arbutus Biopharma, Inc. and Tuan Nguyen (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on May 14, 2025).
(d)(xi)	Letter Agreement, dated July 15, 2026, by and between Arbutus Biopharma, Inc. and Lindsay Androski (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on July 16, 2026).
(g)	Not applicable.
(h)	Not applicable.
99.1	Material Change Report, dated August 24, 2026.*
107	Filing Fee Table.*

* Previously filed.

** Filed herewith.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Arbutus Biopharma Corporation

Date: October 1, 2026	By:	/s/ Lindsay Androski
Name: Lindsay Androski
Title: President and Chief Executive Officer (Principal Executive Officer)